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Erez Baron, Controller            Jeffrey Corbin/Lee Roth/Joe Mansi(Investor Relations)
Orckit Communications             KCSA Worldwide
Tel: 972 3 696 2121               (212) 896-1214/(212) 896-1209
erezb@orckit.com                  jcorbin@kcsa.com/ lroth@kcsa.com/ jmansi@kcsa.com
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                                                        FOR IMMEDIATE RELEASE

          ORCKIT COMMUNICATIONS ANNOUNCES AMENDED AND RESTATED OFFER
                TO PURCHASE ITS SUBORDINATED CONVERTIBLE NOTES

Tel Aviv, Israel, December 19, 2002 - Orckit Communications Ltd. (Nasdaq:
ORCTD) announced today that it has amended and restated the Offer to Purchase relating to the tender offer previously announced by the Company on December 3, 2002. Under the terms of the ongoing tender offer, the Company is authorized to purchase up to $5.0 million aggregate principal amount of its outstanding 5.75% Convertible Subordinated Notes due April 1, 2005 (the "Notes"), at a price not greater than $650, nor less than $500, per $1,000 principal amount of Notes, in cash, plus accrued and unpaid interest thereon. The price will be determined by the "Modified Dutch Auction" procedure described in the amended and restated Offer to Purchase. The tender offer will expire at 12:00 midnight, Eastern Standard Time, on December 31, 2002, unless extended.

The Company has amended and restated the Offer to Purchase to, among other things, describe recent purchases of Notes previously disclosed on the Schedule TO-I filed with the Securities and Exchange Commission on December 2, 2002. As previously disclosed, the Company has, from time to time, repurchased its outstanding Notes in privately negotiated transactions, pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933. In addition to the discussion of these repurchases by the Company, the amended and restated Offer to Purchase provides additional details regarding the "Modified Dutch Auction" procedures and clarifies the conditions under which solicitation fees will be paid to commercial banks and trust companies.

The Company's Board of Directors has approved the offer. However, neither the Company, its Board of Directors nor either of the information agents makes any recommendation as to whether holders of Notes should tender or refrain from tendering Notes or as to the price or prices at which holders may choose to tender their Notes.

Copies of the amended and restated Offer to Purchase will be mailed to all holders of Notes. Subject to applicable law, Orckit may, at its sole discretion, waive any condition applicable to the tender offer and may extend or otherwise amend the tender offer. The tender offer is not conditioned on a minimum amount of Notes being tendered. The consummation of the tender offer is subject to certain conditions described in the Offer to Purchase. Copies of the Offer to Purchase and related materials are posted on the Internet at www.bondcom.com/orckit and at www.sec.gov.


Bondholder Communications Group and Goldhar Securities Ltd. are the information agents for this offer. Additional information concerning the terms of the tender offer, including all questions related to the mechanics of the tender offer may be obtained by contacting Bondholder Communications in the United States at (212) 809-2663 and Goldhar Securities in Israel
972-3-625-4665.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY NOTES. NOTEHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIAL CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFERS. NOTEHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE NOTES TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

About Orckit Communications
Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit offers digital subscriber line (DSL) solutions that enable high-speed broadband data transmission over existing copper infrastructure. Orckit is a majority shareholder of Corrigent Systems, which is developing metro transport telecom products designed to support SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology, and of Spediant Systems, which is developing a Multi-Pair DSL solution that is being designed to allow the transmission of data at very high speeds over standard copper wires to homes and small businesses.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.

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